

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 30, 2009

Mr. Daryl K. Holcomb
Vice President, CFO and Controller
Ronson Corporation
3 Ronson Road, P.O. Box 3000
Woodbridge, NJ 07095

> **RE:** **Form 10-K for the fiscal year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009**
> **File No. 1-1031**

Dear Mr. Holcomb:

We have reviewed your response letter dated September 24, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 15 – Exhibits and Financial Statement Schedules, page 42

Note 4 – Long-Term Debt, page 62

2. We have reviewed your response to prior comment 5. You have responded that you will reclassify your loan balances as short-term in future filings. As previously requested, please tell us how you applied the guidance in EITF 86-30 in determining that a portion of your loan balances should appropriately be classified as long-term. Please separately address the appropriateness of your long-term classification pursuant to EITF 86-30 as of December 31, 2008 and each subsequent interim balance sheet date.

Exhibit 31 – Certifications

3. We have reviewed your response to prior comment 6. Please amend your December 31, 2008 Form 10-K, as well as your March 31, 2009 and June 30, 2009 Forms 10-Q, to provide the certifications of Section 302 of the Sarbanes-Oxley Act of 2002 that conform to the language in Item 601(B)(31) of Regulation S-K.   Specifically, please:
    *   Include in your certifications in the December 31, 2008 Form 10-K and the March 31, 2009 and June 30, 2009 Forms 10-Q the phrase, "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" in the introduction for paragraph 4;
    *   Include in your certifications in the December 31, 2008 Form 10-K and the June 30, 2009 Form 10-Q paragraph 4(b) regarding the design of your internal control over financial reporting; and

    If there are no restatements made to the financial statements, the Form 10-K/A and subsequent Forms 10-Q/A can solely include the cover page, explanatory note, signature page, and Items 1, 2, 4, and 5 of the certifications. Please ensure that the revised certifications refer to the Form 10-K/A and Forms 10-Q/A and are currently dated. Refer to Section 246.13 of the Division of Corporation Finance - Compliance and Disclosure Interpretations of Regulation S-K, which can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

                              *   *   *   *

        Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief